Exhibit 99.1

China Digital TV's Wholly-owned Subsidiary, Golden Benefit,

Reaches Definitive Agreement with the Buyer Group

BEIJING, November 7, 2016 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), one of the leading providers of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today provided a further update on its asset transaction (the "Transaction"), as referred to a press release dated July 15, 2016. The Company announced that following further discussions, its wholly-owned subsidiary, Golden Benefit Technology Limited ("Golden Benefit"), has entered into an equity transfer agreement (the "Equity Transfer Agreement") with Changxing Bao Li Rui Xin Technology Co., Ltd. (“Bao Li”), a newly-formed limited liability company collectively owned by several buyer parties (collectively with Bao Li, the “Buyer Group”), including Mr. Jianhua Zhu, Chief Executive Officer of China Digital TV, and Mr. Dong Li, President of Beijing Super TV Co., Ltd. (“Super TV”), to implement the Transaction.

Under the Equity Transfer Agreement, the Buyer Group has agreed to acquire all of the equity interests in Super TV currently held by Golden Benefit, which equity interests represent approximately 90.09% of the outstanding equity interests of Super TV. In exchange for such equity interests, the Buyer Group has agreed to pay China Digital TV consideration of RMB610,000,000 in cash (the “Consideration”).

The closing of the Transaction (the “Closing”) is subject to certain conditions precedent, including the approval of the shareholders of the Company. During the period between the signing of the Equity Transfer Agreement and the Closing, Super TV must take all necessary actions to maintain its existence and good standing and it must continue to operate its business in the ordinary course.

The Company will convene a special shareholders' meeting to consider and approve the Transaction as described above.

The Closing of the Transaction is not certain. There is no assurance that all conditions precedent to the Closing will be satisfied or waived. The Equity Transfer Agreement may be terminated by the Buyer Group or Golden Benefit if the Closing has not occurred on or prior to February 28, 2017.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is one of the leading providers of cloud-based application platforms and network broadcasting platform services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also one of the leading providers of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "may", "should" and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Equity Transfer Agreement, the inability to complete the proposed Transaction due to the failure to obtain shareholder approval or the failure to satisfy other conditions to completion, risks related to disruption of management’s attention from China Digital TV’s ongoing business operations due to the Transaction, the effect of the announcement of the proposed Transaction on China Digital TV’s relationships with its customers, suppliers and employees, competition in the CA systems, digital television, cable television and related industries in the People’s Republic of China (“PRC”) and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other proxy materials that may be provided or made available to shareholders.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Violet Gu

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

SOURCE: CHINA DIGITAL TV